8-29471

PW

BD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10031882

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 3 0 2010
Washington, DC
110

SEC FILE NUMBER
~~8-026807~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

2 Bridge Avenue, Building 2, Penthouse

(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt, Jr. (732) 758-9001

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP.

(Name - if individual, state last, first, middle name)

5 W 37th st, 9th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

PW

OATH OR AFFIRMATION

I, **Willan R. Hunt, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Network 1 Financial Securities, Inc.** as of **June 30, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

524540004	340115988	714843258	337906459	524524959	340062114
709039123	340064048	524510378	340066835	709005648	340104394
524052771	340097497	708060496	340106789	278532341	23728477
708990768	340112869	524067348	524506684	524517144	678617463



Signature

CFO

Title



Notary Public

Sahar Karykous
Notary Public Of New Jersey
My Commission Expires December 18, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Russell
Bedford

RBSM LLP
Accountants and Advisors
5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Network 1Financial Securities, Inc.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of Network 1 Financial Securities, Inc. (the Company) as of June 30, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has not recognized the effects of the reverse merger. In our opinion, accounting principles generally accepted in the United States of America require that the effects of the reverse merger would be recognized by restating the Company's stockholders equity.

In our opinion, except for the effects of the reverse merger, as discussed in Note 1, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Network 1 Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14-15 is presented for the purposed of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

RBSM LLP
RBSM, LLP
New York, New York
August 27, 2010

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2010

ASSETS		
Cash	$	608
Deposit with clearing organization		685,612
Due from affiliates		42,764
Advances to registered representatives		76,286
Other assets		1,433
Securities		108,769
Property and equipment, net		3,878
TOTAL ASSETS	$	919,350
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Line of credit	$	55,000
Notes payable		12,966
Commissions payable		51,128
Bank overdraft		21,413
Due to affiliates		9,413
Capital leases payable		7,626
Accounts payable, accrued expenses and other liabilities		235,374
TOTAL LIABILITIES		392,920
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding		215,000
Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding		-
Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding		16,439
Common stock, Class B $.01 par value, non voting; 2,000,000 shares authorized; 150,878 shares issued 140,528 shares outstanding		1,509
Common stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding		
Additional paid-in capital		1,243,112
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares		(5,129)
Accumulated deficit		(944,501)
TOTAL STOCKHOLDERS' EQUITY		526,430
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	919,350

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2010

REVENUES	
Investment banking	$ 1,244,780
Commissions	920,368
Investment advisory	649,459
Interest and dividends	29,904
Net dealer inventory gains	28,619
Transfer fees and clearing services	27,242
Other	2,256
TOTAL REVENUES	2,902,628
OPERATING EXPENSES	
Commissions	1,643,558
Employee compensation and benefits	694,869
Office expenses	260,647
Clearing fees	260,680
Occupancy and related expenses	132,421
Communications and data processing	116,450
Professional fees	251,528
Interest	19,021
Depreciation	8,919
TOTAL OPERATING EXPENSES	3,388,093
LOSS BEFORE INCOME TAXES	(485,465)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (485,465)

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2010

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock at Cost	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
BALANCE - July 1, 2009	215,000 $	215,000	1,643,930 $	16,439	150,878 $	1,509 $	828,112 $	(5,129) $	(459,036) $	596,895
Capital contrinution from parent							415,000			415,000
Net loss	--	--	--	--	--	--	--	--	(485,465)	(485,465)
BALANCE - June 30, 2010	215,000 $	215,000	1,643,930 $	16,439	150,878 $	1,509 $	1,243,112 $	(5,129) $	(944,501) $	526,430

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (485,465)
Adjustments to reconcile net (loss) to net cash (used in) operating activities	
Depreciation	8,919
Changes in operating assets and liabilities	
Deposit with clearing organization	48,230
Due from affiliates	4,117
Advances to registered representatives	(10,700)
Securities	(24,585)
Other assets	25,167
Commissions payable	9,825
Due to affiliates	9,413
Securities sold, but not yet purchased, at market	(1,215)
Accounts payable, accrued expenses and other liabilities	(23,836)
TOTAL ADJUSTMENTS	45,335
NET CASH (USED IN) OPERATING ACTIVITIES	(440,130)
CASH FLOWS USED IN INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of line of credit	(38,000)
Repayment of notes payable	(19,503)
Proceeds from bank overdraft	21,413
Repayment of capital lease	(5,397)
Proceeds from capital contribution by parent	415,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	373,513
NET DECREASE IN CASH	(66,617)
CASH- Beginning of year	67,225
CASH- End of year	$ 608
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during year:	
Interest	$ 2,745
Income taxes	$ 644

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2010

NOTE 1 – ORGANIZATION

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

On June 9, 2009, the Company completed a merger transaction with, International Smart Sourcing, Inc. ("ISSI") an inactive publicly registered shell corporation with no significant assets or operations. ISSI was incorporated in February 1998 in Delaware. As a result of the reverse merger, Network 1 Financial Securities, Inc. ("NETW") became a wholly owned subsidiary of ISSI. The Network 1 Financial Securities, Inc Shareholders acquired control of ISSI. Upon completion of the reverse merger transaction, ISSI changed its name to Network 1 Financial Group, Inc.

The effects of this reverse merger were not reflected in these financial statements and reflect this departure from the accounting principles generally accepted in the United States of America for the current and previous year's financial statements. The accounting principles generally accepted in the United States of America require that the effects of the reverse merger would be recognized by restating the Company's stockholders equity.

The Company was required to file with the Financial Industry Regulatory Authority ("FINRA"), an application pursuant to FINRA Rule 1017 (the "1017 Application") to obtain approval for the sale of up to one hundred percent (100%) of the Company. The Company filed the initial 1017 Application on February 6, 2009, subsequently withdrew the 1017 Application and re-filed the 1017 application on April 2, 2009. FINRA approved the 1017 application on October 30, 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by the FINRA.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of ASC 820, "Fair Value Measurements", which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its consolidated financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. As of June 30, 2010, the Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with ASC 820.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2010.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to up to $250,000 are insured by the FDIC at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2010 the Company had no uninsured cash bank balances. The Company believes it is not exposed to any significant credit risks for cash.

Advances to Registered Representatives

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statements of operations. As of June 30, 2010, the Company has reserved approximately $90,000 for any potential non-collection.

Income Taxes

In accordance with ASC 740, "Income Taxes," The Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. The Company periodically assess whether it is more likely than not that they will generate sufficient taxable income to realize the deferred tax assets. The Company records a valuation allowance, as necessary, to reduce the deferred tax assets to the amount of future tax benefit that The Company estimates is more likely than not to be realized. The Company believes that their estimates are reasonable; however, the final outcome of tax matters may be different from than the estimates reflected in their consolidated financial statements.

The Company's income tax provisions are based on assumptions and calculations which will be subject to examination by various tax authorities. The Company records tax benefits for positions that they believe are probable of being sustained under such examinations. Regularly, the Company assesses the potential outcome of such examinations to determine the adequacy of their income tax accruals. The Company adjusts their income tax provision during the period in which they determine that the actual results of the examinations may differ from their estimates. Changes in tax laws and rates are reflected in their income tax provision in the period in which they occur.

In June 2006, the FASB issued ASC 740 "Income Taxes" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, treatment of interest and penalties, and disclosure of such positions. Effective January 1, 2007, the Company adopted the provisions of ASC 740 as required. As a result of implementing ASC 740 there has been no adjustment to the Company's financial statements and the adoption of ASC 740 did not have a material effect on the Company's financial statements for the year ending June 30, 2010.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2010:

	Securities Owned	Securities sold but not Purchased
Securiteis (other than clearing firm deposit)	$ 108,769	-

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statements of financial condition. As of June 30, 2010 the Company had no securities sold, but not yet purchased.

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The following represents amounts on deposit with Southwest Securities, Inc. ("Southwest") and Legent Clearing LLC ("Legent") with the Company's clearing broker inventory account:

	Southwest	Legent	Total
Cash per Southwest	$ 392,033	$ 50,000	$ 442,033
Marketable securities per Southwest	308,020	-	308,020
Fair value adjustment	(64,441)		(64,441)
	$ 635,612	$ 50,000	$ 685,612

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with Southwest Securities are reflected at fair value. The Company was required to maintain a balance of $750,000 with Southwest of cash and securities but as of April 27, 2010 the balance requirement was reduced to $700,000 pursuant to the Clearing Agreement with Legent.

On December 4, 2009, the Company received a letter from Southwest dated November 25, 2009 (the "Termination Letter") stating that the Fully Disclosed Correspondent Agreement, dated as of September 27, 1990, as amended, between the Company and Southwest (the "Southwest Clearing Agreement") was being terminated effective 180 days from the date of the Termination Letter (the "Termination Date"). Southwest subsequently extended the termination date by an additional ninety days to May 24, 2010.

On April 21, 2010, the Company entered into a fully executed Clearing Agreement with Legent, effective as of April 15, 2010 (the "Legent Clearing Agreement"). Pursuant to the Legent Clearing Agreement, Legent will provide certain services to the Company with respect to customer accounts (the "Accounts") introduced by the Company to Legent. Among other things, the Services shall include the following: (i) executing, clearing and settling securities transactions on behalf of the Company; (ii) preparing and delivering confirmations and Account statements; (iii) extending credit to Accounts; (iv) performing various cashiering functions; (v) safeguarding Account funds and securities; and (vi) maintaining books and records with respect to the Accounts. The Legent Clearing Agreement requires NETW to put down a $100,000 deposit, which will be paid in two installments of $50,000 each, and will be taken from a portion of the deposit amount currently being held by Southwest. Southwest has released $50,000 to date.

The Company along with Southwest and Legent entered into an agreement to begin the transfer from Southwest to Legent of all customer accounts introduced by the Company on August 13, 2010.

For the year ended June 30, 2010, the Company used the services of Southwest to clear its brokerage business.

NOTE 5 – DUE FROM AFFILIATED COMPANIES

As of June 30, 2010, due from affiliated companies consisted of the following:

Legends property development (a)	$ 1,330
Network 1 Financial Advisors, Inc (b)	1,150
Network 1 Financial Assurance, Inc (b)	400
National Financial Services Group, Inc. (b)	39,884
	$ 42,764

(a) Represents expenses paid on behalf of an affiliated company whose directors' are officers and shareholders' of the Company.
(b) Represents amounts due from an affiliated company whose officers and shareholders are officers and shareholders' of the Company.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2010

NOTE 6 – PROPOERTY AND EQUIPMENT

Property and equipment, net, consists of the following at June 30, 2010:

Equipment	$	115,363
Furniture and fixtures		31,251
Total		146,614
Less: accumulated depreciation		(142,736)
Property and Equipment - Net	$	3,878

Depreciation expense for the year ended June 30, 2010 was approximately $ 8,919.

NOTE 7 – CAPITAL LEASE OBLIGATION

As of June 30, 2010, the Company has equipment under a capital lease expiring in August 2012. The asset and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is included in property and equipment and is amortized over the estimated life of the asset. The interest rate under the lease is 6.60% and is imputed based on the lessor's implicit rate of return. The following is a summary of property held under capital leases:

Machinery and equipment	$	22,570
Less: accumulated depreciation		(11,984)
Property held under capital lease, net	$	10,586

Amortization of assets held under the capital lease is included in depreciation expense.

Capital lease payable in monthly installments of $532, including interest through August 2012.

At June 30, 2010, the present value of future lease payments under the capital lease are as follows:

Fiscal Year Ending June 30,		Amount
2011	$	6,387
2012		1,239
Total minimum lease payments	$	7,626

NOTE 8 – LINE OF CREDIT

The Company's bank line is payable on demand. The maximum amount the Company could borrow is $ 100,000, indebtedness under the line of credit provides for interest at the bank's prime rate, plus 1.0%. As of June 30, 2010, the amount outstanding under this credit facility was $55,000. Indebtedness under the credit agreement is collateralized by substantially all of the assets of the Company and officers personal guarantee.

NOTE 9 – NOTES PAYABLE

Notes payable include settlement agreements entered into with the NASD in July 2007 and May 2010, for monetary sanctions imposed against certain employees who are officers and shareholders of the Company and the Company, respectively (See Note 13). As of June 30, 2010, notes payable consists of as follows:

Note payable to FINRA in monthly installments of $500 per month including interest at a rate of 6.25% through August 2011.	$	7,000
Note payable to FINRA in monthly installments of $2,500 per month including interest at a rate of 11.25% through August 2010.		5,966
	$	12,966

Maturities of long-term debt at June 30, 2010 for the next two years and in the aggregate are follows:

Fiscal Year Ending June 30,		Amount
2011	$	11,966
2012		1,000
	$	12,966

NOTE 10 – INCOME TAXES

As of June 30, 2010, the Company had net operating loss carryforwards available to offset future taxable income of approximately $ 1.8 million. These net operating losses which, if not utilized, begin expiring in 2029. At June 30, 2010 the Company has a deferred tax asset , which consists primarily of temporary differences relating to net operating losses. Deferred income taxes reflect the net tax effects of operating loss and tax credit carryforwards and temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized.

A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates the length of carryback and carryforward periods, and expectations of future profits, etc.

The Company believes that uncertainty exists with respect to future realization of the deferred tax assets and has established a valuation allowance for the full amount as of June 30, 2010.

NOTE 11 – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401K profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2010, the Company made no discretionary contributions to the Plan.

NOTE 12 – STOCKHLDERS' EQUITY

Shares Authorized
The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock
As of June 30, 2010, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 130,000 shares are owned by National Financial Services Group, Inc., an affiliated Company, whose officers and shareholders' are officers and shareholders of the Company. For the year ended June 30, 2010 the Company paid no dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the board of directors based on the profitability of the firms market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2010.

Series B Preferred Stock
As of June 30, 2010, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

Class A Common Stock
As of June 30, 2010, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

Class B Common Stock
As of June 30, 2010, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75% member approval of the Board of Directors.

Class C Common Stock
As of June 30, 2010, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is not involved in any legal proceedings which are not in the ordinary course of business.

Enforcement Actions
In July 2007, the Company entered into a settlement agreement with the NASD for monetary sanctions imposed against certain employees who are officers and shareholders of the Company. The monetary sanctions amounted in the aggregate to $129,900. The term of the settlement agreement allowed the Company to follow an installment arrangement. Principal terms of the arrangement required a down payment of 25%. The remaining balance is to be paid over a term ranging from 24 to 36 months. Interest is to be paid at a rate of approximately 11.25% per annum (See Note 9).

In April 2010, the Company entered into a settlement agreement with the NASD for monetary sanctions imposed on the Company. The monetary sanctions amounted in the aggregate to $10,000. The term of the settlement agreement allowed the Company to follow an installment arrangement. Principal terms of the arrangement required a down payment of 25%. The remaining balance is to be paid over a term of 16 months. Interest is to be paid at a rate of approximately 6.25% per annum (See Note 9).

Lease Commitments
The Company leases its corporate office facility under an operating lease expiring in June 2010. As of July 30, 2010 the Company assigned the rights of this corporate office facility to the parent, Network 1 Financial Group, Inc. All outstanding balances owed were paid prior to the assignment.

Rent expense for the year ended June 30, 2010 was $120,000

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2010

NOTE 14 – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of our financial assets that are measured on a recurring basis at fair value as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
Securities held for resale, at market	$ 108,769	$ -	$ -	$ 108,769
Deposits with clearing organization	243,579	-	-	243,579
Total	$ 352,348	$ -	$ -	$ 352,348

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of June 30, 2010, the Company's net capital exceeded the requirement by approximately $94,236

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 16 – SUBSEQUENT EVENT NOTE

The Company along with Southwest and Legent entered into an agreement to begin the transfer from Southwest to Legent of all customer accounts introduced by the Company on August 13, 2010. The transfer was initiated as of that date and all future customer account transactions will be cleared through Legent.

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2010

NET CAPITAL		
Total stockholders' equity	$	526,430
Decuctions and/or charges:		
Non-allowable assets:		
Due from related parties		42,764
Property and equipment		3,878
Other assets		185,038
		231,680
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES		294,750
Haircuts of securities		
Trading and investment securities:		
Other securities		26,829
Blockage charges		73,685
		100,514
NET CAPITAL	$	194,236
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		100,000
Excess net capital		94,236
Excess net capital at 1000%		74,236
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Line of credit	$	55,000
Notes payable		12,966
Lease payable		7,626
Bank overdraft		21,413
Accounts payable and accrues expenses		235,374
Payable to registered representatives		51,128
Due to affiliates		9,413
TOTAL AGGREGATE INDEBTEDNESS	$	392,920
Ratio: aggregate indebtedness to net capital		2 to 1

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2010

RECONCILATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of June 30, 2010)

No material differences exist between the above computation and the computation on the unaudited focus pursuant to Rule 17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2010, the Company was in compliance with the conditions of exemption.


Russell
Bedford

RBSM LLP
Accountants and Advisors
5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Network 1 Financial Securities, Inc.
Red Bank, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Network 1 Financial Securities, Inc. (the Company), for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tested of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers for perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. Except for weaknesses identified related to segregation of duties (related to the limited resources and number of employees in the accounting function), we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considerably by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

RBSM, LLP.
New York, New York
August 27, 2010


Russell
Bedford

RBSM LLP
Accountants and Advisors
5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax

The Board of Directors
Network 1 Financial Securities, Inc.
Red Bank, New Jersey

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SPIC) for the year ended June 30, 2010, which were agreed to by Network 1 Financial Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating Network 1 Financial Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Network 1 Financial Securities, Inc.'s management is responsible for the Network 1 Financial Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in the Form SIPC-7T for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

RBSM, LLP
New York, New York
August 27, 2010